UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
Date: January 22, 2019

Commission File Number: 001-37946

Algonquin Power & Utilities Corp.
(Translation of registrant’s name into English)

354 Davis Road
Oakville, Ontario, L6J 2X1, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☐    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

This Report on Form 6-K is hereby incorporated by reference into each of the following Registration Statements of Algonquin Power & Utilities Corp.:  (i) Forms S-8, File Nos. 333-177418, 333-213648, 333-213650 and 333-218810, (ii) Form F-10, File Nos. 333-216616 and 333-227245, and (ii) Form F-3, File Nos. 333-220059 and 333-227246.
EXHIBIT INDEX

The following exhibits are filed as part of this Form 6-K:

Exhibit	Description

99.1	Acquisition Report

99.2
Schedule A – Consolidated condensed unaudited interim financial statements of Atlantica Yield plc as of September 30, 2018 and December 31, 2017 and for the nine-month periods ended September 30, 2018 and 2017

99.3
Schedule B – Audited consolidated financial statements of Atlantica as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015 (incorporated by reference to Exhibit 99.1 to Algonquin’s Current Report on Form 6-K filed on April 16, 2018).

99.4
Schedule C – Unaudited pro forma consolidated financial statements, including the foreword and the notes thereto, as at September 30, 2018 and for the year ended December 31, 2017 and for the nine months ended September 30, 2018.

99.5	Auditor’s Consent

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALGONQUIN POWER & UTILITIES CORP.
(registrant)

Date: January 22, 2019	By: /s/ David Bronicheski
Name: David Bronicheski
Title: Chief Financial Officer